Exhibit 12.1

MagnaChip Semiconductor LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor					Successor
	For the year ended December 31,			For the three months ended March 31, 2004	For nine months ended September 30, 2004	For the three months ended
	2001	2002	2003			December 31, 2004	April 3, 2005
	Actual	Actual	Actual	Actual	Actual	Actual	Actual
	(in millions of US dollars, except ratios and per unit data)
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(154.9)	$(176.5)	$(112.3)	$9.1	$46.0	$0.9	$(28.9)
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	92.0	46.9	38.0	7.3	18.0	17.6	14.2
Rent expense	0.5	0.8	0.5	0.3	0.8	0.5	0.5
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	—	13.4	2.4

Total fixed charges	$92.5	$47.7	$38.5	$7.6	$18.8	$31.5	$17.1

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	$(62.4)	$(128.8)	$(73.8)	$16.7	$64.8	$19.0	$(14.2)

Ratio of earnings to fixed charges	—	—	—	2.2	3.4	—	—

(*) Applying one-third of rental expenses relating to operating leases as the interest portion

(**) To achieve a one to one earnings ratio the company would need to have additional income of:	$154.9	$176.5	$112.3	$ N/A	$ N/A	$12.5	$31.3